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                              October 23, 2020

       Tilman J. Fertitta
       Chief Executive Officer
       Landcadia Holdings II, Inc.
       1510 West Loop South
       Houston, TX 77027

                                                        Re: Landcadia Holdings
II, Inc.
                                                            Amendment No. 2 to
Preliminary Merger Proxy Statement on Schedule 14A
                                                            Filed October 13,
2020
                                                            File No. 001-38893

       Dear Mr. Fertitta:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 2, 2020 letter.

       Amendment No. 2 to Preliminary Merger Proxy Statement Filed October 13, 2020

       Summary Term Sheet, page 10

   1. We note the revisions made throughout the filing in response to prior comment 1 to indicate that the
reduction of principal on the Intercompany Note will occur at Closing through a non-cash
distribution of capital to LF LLC. In your Summary Term Sheet disclosure, please
address this capital distribution to LF LLC, as well as the expected non-
                                                        cash capital
distribution to LF LLC in consideration for the expected forgiveness of the remaining principal
amounts outstanding on the Intercompany Note. In addition, please ensure that disclosures
throughout your filing clearly indicate that the reduction of the remaining principal
amounts outstanding under the Intercompany Note to occur
                                                        automatically with
further reductions of the principal amount outstanding under the Credit
                                                        Agreement will be
forgiven through a non-cash capital distribution to LF LLC, as noted
 Tilman J. Fertitta
Landcadia Holdings II, Inc.
October 23, 2020
Page 2
         from your response to prior comment 8.
Summary of this Proxy Statement
Sources and Uses for the Transaction, page 48

2.       We note your revised disclosures in response to prior comment 4. As previously
         requested, please explain to us how these tables provide a complete depiction of the sources and uses for funding the transaction. In this regard, tell us how your disclosure
         clearly addresses the use of the Company   s cash to fund GNOG   s
prior capital
         distribution, considering that the proceeds from the term loan were used for a capital distribution to LF LLC, as noted from your response to prior comment 8, and the
         Company   s cash is to be used as a source to repay this term loan. In addition, please
         clarify the redemption rights associated with the GNOG Rollover Equity to also explain the cash redemption option at the election of New GNOG.
Notes to Unaudited Pro Forma Combined Condensed Financial Information
Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial
Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 114

3.       In response to prior comment 6, we note that the Landcadia HoldCo LLC
Agreement
         specifically provides that the Company   s audit committee or another
body of independent
         directors of the Company will control the decision to settle the redemption in either shares or cash. In concluding that the settlement in cash or shares is at the election of the
         Company, please tell us what consideration was given to Landcadia
HoldCo   s governance
         structure. In this regard, tell us how the audit committee will be appointed and who has control over the members of the Board of Directors.
4. In response to prior comment 8, you indicate that the additional issuances of units and shares will be settled in cash. Please tell us how this form of settlement is clear from disclosures throughout your filing that indicate that the additional shares and units will be issued in consideration of payments to be made by LF LLC to GNOG LLC under the
         Intercompany Note. In addition, please clarify what payments will be made by LF LLC, considering your response that the Intercompany Note receivable will be reduced through a non-cash capital distribution. Finally, explain the accounting for the reduction in the receivable upon the payments to be made by LF LLC to GNOG LLC under the
         Intercompany Note in consideration for the additional issuances.
5. In response to prior comment 8, you indicate that the voting rights of all shares held by
       Mr. Fertitta and his affiliates will be capped at 79.9%. Please address how the voting
FirstName LastNameTilman J. Fertitta
       rights will be capped. For example, tell us if the units and shares providing for voting
Comapany
       rightsNameLandcadia     Holdings
               in excess of 79.9%         II,redeemed/cancelled,
                                    will be   Inc.               and, if so, if
such units and shares
Octoberare
         23,expected  to be
              2020 Page   2 settled in cash.
FirstName LastName
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings II, Inc. J. Fertitta
Comapany
October 23,NameLandcadia
            2020            Holdings II, Inc.
October
Page 3 23, 2020 Page 3
FirstName LastName
Proposal No. 1     The Transaction Proposal
The Purchase Agreement
Structure; Consideration to be Paid in the Transaction, page 129

6.       We note from your response to prior comment 9 that Landcadia Holdco should be
         evaluated as a corporation rather than a partnership because New GNOG s status as managing member of Landcadia Holdco is through a contractual right rather than
         Landcadia Holdco   s equity at risk. Please tell us how you considered
ASC 810-10-15-
         14(b)(1)(i) in determining that Landcadia Holdco does not have the characteristics of a
         VIE when New GNOG   s decision-making authority is not through the
equity at risk.
7. We note from your response to prior comment 9 that you do not believe that substantially all the activities of Landcadia Holdco are conducted on behalf of the related party group.
         We believe the intent of this provision is to move the consolidation analysis from the voting interests model to the variable interests model in those instances where it is clear that the voting arrangements have been skewed such that the investor with
         disproportionately few voting rights, as compared to its economic interest, derives substantially all of the benefits of the activities of the entity. We do not believe there is
            bright-line    set of criteria in making this assessment and should
consider all quantitative
         and qualitative facts and circumstances. Please explain your consideration of the fact that the related party group holds 100% of the economic interests of Landcadia Holdco. In addition, if the activities of Landcadia Holdco are not conducted on behalf of the related party group, tell us on whose behalf are they conducted.
GNOG Management   s Discussion and Analysis of Financial Condition and Results
of
Operations
Contractual Obligations, page 241

8. We note the revised disclosure in response to prior comment 11 of the amounts you have committed to pay over the next five years. Please also include changes
in GNOG   s
         contractual obligations during the interim period related to payments due in more than five
         years. In addition, please address GNOG   s long-term debt obligations
in the disclosure.
         Refer to Instruction 7 to Item 303(b) and Item 303(a)(5) of Regulation S-K.
Golden Nugget Online Gaming, Inc.
Notes to the Unaudited Condensed Financial Statements
Note 9. Subsequent Events, page F-45

9. We note your revised disclosure in response to prior comment 12. Please update the disclosure based on the opening conference that was held on September 22, 2020. In addition, please explain how you will be responsible for any findings from the audit of
         FEI   s tax returns following the consummation of the merger
transaction.
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings II, Inc. J. Fertitta
Comapany
October 23,NameLandcadia
            2020            Holdings II, Inc.
October
Page 4 23, 2020 Page 4
FirstName LastName
General

10. Please revise to include the A&R Online Gaming Operations Agreement and the Second
         A&R Intercompany Note with the proxy statement.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Joel Rubinstein, Esq.